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                             AIMCO PROPERTIES, L.P.
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222

                               September 17, 1999

Dear Unitholder:

         We recently offered to purchase up to 7,738.38 units in your partnership, McCombs Realty Partners. Our offer presents you with the following two options, which you are free to accept or reject in any combination you like:

                  1. You may tender each of your units in exchange for $0.50 in cash, in which case you may recognize a gain or loss for federal income tax purposes.

                  2. You may retain any or all of your units. If you choose to retain any or all of your units, your rights as a holder of units will remain unchanged. You will continue to participate in gains and losses of your partnership(s), and you will receive distributions, if any, payable in respect of your units.

         The offer was previously scheduled to expire on Thursday, September 16, 1999. The expiration date has now been extended to 5:00 p.m., New York City time, on September 29, 1999

         If more units are tendered than we are offering to acquire, we will prorate the purchase so that the same approximate percentage of units tendered by each partner will be purchased. We are offering to acquire up to 7,738.38 units in your partnership. Our offer is not subject to any minimum number of units being tendered. YOU WILL NOT BE REQUIRED TO PAY ANY PARTNERSHIP TRANSFER FEES IN CONNECTION WITH ANY DISPOSITION OF YOUR UNITS PURSUANT TO OUR OFFER. Our offer price will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.

         The general partner of your partnership, which is owned by us, has substantial conflicts of interest with respect to the offer. Accordingly, the general partner of your partnership makes no recommendation to you as to whether you should tender or refrain from tendering your units in the offer.

         If you desire to tender any of your units in response to our offer, you should complete and sign the enclosed letter of transmittal in accordance with the enclosed instructions and mail or deliver the signed letter of transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as the Information Agent in connection with our offer, at the address set forth on the back cover of the enclosed Offer to Purchase. The offer will expire at 5:00 p.m. New York City time on September 29, 1999, unless extended. If you have questions or require further information, please call the Information Agent, toll free, at (888) 349-2005.

                                       Very truly yours,


                                       AIMCO PROPERTIES, L.P.